
July 5, 2022

John Rego
Chief Financial Officer
WideOpenWest, Inc.
7887 East Belleview Avenue , Suite 1000
Englewood, Colorado 80111

      **Re: WideOpenWest, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2021**
          **Filed February 24, 2022**
          **Form 8-K filed May 9, 2022**
          **File No. 001-38101**

Dear Mr. Rego :

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1.     We note your disclosure of average revenue per unit ("ARPU") when discussing subscription revenues. Please explain what consideration was given to providing a quantified discussion of this metric, and changes therein, in your MD&A. In this regard, since you attribute any further decline in subscription revenues to an offsetting growth in this metric, quantification would appear necessary to understanding and evaluating your business. Similar revisions should be made to your interim results of operations discussion. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

2.     Please explain whether ARPU is a key performance indicator used in managing your

business and consider revising to include a discussion of the measure in your MD&A section, along with comparative period amounts, or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751.

Form 8-K filed May 9, 2022

Exhibit 99.1, page 1

3.      We note your disclosure of Adjusted EBITDA Margin, which appears to be a non-GAAP financial measure. Please provide the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K; for instance, present and discuss the most directly comparable GAAP measure to Adjusted EBITDA Margin with equal or greater prominence in your earnings discussion.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology